UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

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Commission File Number: 001-39703

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Yatsen Holding Limited

32-35, 38/F, Poly Midtown Plaza

No.23 East Xuanyue Street, Haizhu District

Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatsen Announces Certain Board and Management Changes

This current report on Form 6-K was submitted in connection with the resignation of Mr. Yuwen Chen as a director and the chief operating officer of Yatsen Holding Limited (“Yatsen” or the “Company”) for health and other personal reasons, effective immediately. He will continue to act as the advisor of the company.

Following Yuwen’s departure, the remaining six (6) directors, including three (3) independent directors, will continue their services to the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date:                          June 30, 2021